 Exhibit 99.1

First Mining Completes Development Drilling and Expands Mineralization Potential at Springpole with SW Extension Zone

VANCOUVER, BC, April 12, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce its 2022 drilling program results focused on the advancement of its Springpole Gold Project ("Springpole" or the "Project") located in Northwestern Ontario, Canada.

The 2022 Springpole diamond drilling campaign comprised of 62 drill holes totalling 5,834 metres, and was focused on advancing geotechnical, hydrogeological, and geochemical studies related to metal leaching and acid rock drainage ("ARD").  Drilling in the southwest area of the Springpole Deposit has identified additional mineralization ("SW Extension Zone") which extends beyond the ore zone boundary as defined in the 2021 Pre-Feasibility Study ("PFS Pit"), allowing for extension of the deposit continuity outside the current mineral resource area.

Highlighted intercepts supporting the SW Extension Zone include 1.08 g/t Au over 30.0 m in hole SG22-008, and 0.98 g/t Au over 33.0 m in hole SG22-021, representing an area of opportunity for resource growth potential to be supported by infill and step-out drilling.

Highlights of the 2022 drilling program include:

  Delineation of the Springpole SW Extension Zone over approximately 150 m in the southwesterly direction and 550 m in the strike direction, with mineralization remaining open along strike and at depth for further testing
  Drill hole SG22-008 intersected 1.08 g/t Au over 30.0 m from 300.0 – 330.0 m, targeting the western wall area of the PFS Pit
  Drill hole SG22-021 intersected 0.98 g/t Au over 33.0 m from 252.0 – 285.0 m, including 2.87 g/t Au over 7.0 m from 264 – 271 m, targeting the southwestern wall area of the PFS Pit
  Drill hole SG22-027 intersected 2.14 g/t Au over 10.7 m from 228 – 238.7 m, and 0.51 g/t Au over 30.0 m from 255.0 – 285.0 m, targeting the southwestern wall area of the PFS pit

"This is an exciting announcement by First Mining as we have been able to identify additional mineralization in the SW Extension Zone" stated Dan Wilton, CEO of First Mining Gold. "Our team at First Mining had always understood there was more potential to the current resource at Springpole and are encouraged by these results.  We believe our existing resource of 4.6 Moz of M&I is the starting point for Springpole and as we continue our exploration program, we believe there will be considerable upside potential at the project and in the region."

2022 Development Drilling

A total of 62 drill holes for 5,834 metres were completed in 2022 supporting development advancement for the Springpole Gold Project (see Figure 1), including geotechnical, hydrogeological, and geochemical studies.

Geotechnical drilling during 2022 consisted of 34 HQ-sized diamond drill holes totaling 3,756 metres supporting further characterization of the proposed open pit walls, the proposed construction dykes and additional areas of proposed mine infrastructure.  Drilling within the area of the southwest PFS pit wall intersected an extension of the mineralization outside of the PFS ore zone and mineral resource area. Results of the program further supported drilling results from the 2021 site investigation programs and have established expansion opportunities for additional resource delineation.

A further 10 diamond drill holes totaling 1,612 metres were completed in order to collect sample material for the ongoing metal leaching/ARD studies on the Project.  This drilling primarily targeted areas of waste and low grade within the PFS pit for ARD sample collection, and highlights from mineralized intersections include 1.17 g/t Au over 19.0 m  from 85 – 104 m in drill hole SP22-ARD-010,  1.75 g/t Au over 16.0 m  from 212.0 – 228.0 m in drill hole SP22-ARD-012, and 0.57 g/t Au over 44.0 m  from 73.0 – 117.0 m in drill hole SP22-ARD-004.  Selected core samples from the geotechnical drill program were also utilized for the ARD test work program.

The 2022 hydrogeology drilling formed part of ongoing hydrogeological site investigations required to support the Environmental Assessment ("EA") at Springpole.  Drilling totaled 18 diamond drill holes over 406 m and included a program of shallow monitoring well installations which were positioned around proposed mine infrastructure and intended for long-term groundwater data collection.

Figure 1: Drill Plan Map Showing 2022 Drill Locations (CNW Group/First Mining Gold Corp.)

SW Extension Zone

During the 2021 development drilling campaign, two holes targeting the southwest wall of the PFS pit for geotechnical purposes intersected gold and silver mineralization outside of the PFS ore zone, highlighting a potential extension of the Springpole Deposit. As a result, the focus of drilling in this area shifted from geotechnical to near-resource exploration potential in order to delineate this new mineralization and build on the understanding of the geology in this area. Three additional holes drilled during the 2022 program for the geotechnical program (SG22-008, SG22-021 and SG22-027) also intersected mineralization in the SW extension area (see Figure 2).

Mineralization includes heavily disseminated pyrite with local concentrations of semi-massive sulphide within strongly altered and leached host rocks. The favourable lithologies present for gold and silver mineralization are trachytes, porphyries, volcanic breccias, and altered andesites.

The boundaries of this zone have yet to be fully defined, with opportunities for step-out drilling and additional exploration to extend the identified mineralization.  First Mining Gold has additionally completed updated lithological and structural modelling that is further supporting brownfields exploration and direct resource extension opportunity identification.

Figure 2: Oblique 3D View of the 2022 Development Drilling in the Area of the SW Extension Zone (CNW Group/First Mining Gold Corp.)

Assay highlights from the 2022 drill program are listed below in Table 1.  A complete list of the 2022 assay results, including hole details, can be viewed at:  https://firstmininggold.com/2022-assay-table-and-hole-details/

Table 1: Significant Intercepts from 2022 Development Drilling Program

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Hole Purpose
SG22-008	268	275	7	0.45	2.36	Geotechnical (Pit)
and	283	295	12	0.39	3.91
and	300	330	30	1.01	8.44
and	334	347.15	13.15	0.57	4.53
SG22-017	521	531	10	0.54	1.47	Geotechnical (Pit)
SG22-019	89	103	14	0.58	2.00	Geotechnical (Pit)
SG22-021	203	230	27	0.51	4.59	Geotechnical (Pit)
and	252	285	33	0.98	6.81
inc	264	271	7	2.87	15.9
SG22-023	134	164	30	0.48	7.68	Geotechnical (Pit)
and	206	222	16	0.81	14.98
SG22-027	228	238.7	10.7	2.14	16.77	Geotechnical (Pit)
and	255	285	30	0.51	3.92
and	305	326.65	21.65	0.49	3.87
SP22-ARD-004	73	117	44	0.57	3.65	ARD - Portage Zone
SP22-ARD-010	85	104	19	1.17	15.28	ARD - Portage Zone
SP22-ARD-012	212	228	16	1.75	13.95	ARD - Portage Zone

Reported widths are drilled core lengths; assay values are uncut

Springpole Gold Deposit

The Springpole Gold Project hosts a significant gold and silver resource in a bulk tonnage, low grade disseminated porphyry to epithermal style deposit that is associated with the emplacement of an alkali trachyte intrusive. Mineralization styles include disseminated gold-silver-sulphide mineralization that is related to multiple phases of a trachyte porphyry complex and a number of associated diatreme breccias, hydrothermal breccias, dykes and sills. The current mineral resource for the Springpole Gold Deposit comprises an Indicated Resource of 4.6 Moz Au at 0.94 g/t and an additional Inferred Resource of 300,000 ounces of gold at 0.54 g/t, including Reserves of 3.8 Moz Au at 0.97 g/t, as set out in the technical report entitled "NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada", which was prepared for First Mining by AGP Mining Consultants Inc. ("AGP") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of January 20, 2021. First Mining has now commenced activities to support a Feasibility Study on the Project.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2022 drilling program were sent to Activation Laboratories located in Thunder Bay, Ontario where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish, and multi-element analysis (including silver) by inductively coupled plasma (ICP) method with an aqua regia digest. Activation Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt and Duquesne Gold Projects in Quebec, a collection of advanced-stage development assets located on the Destor-Porcupine Fault in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and an equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com; Richard Huang | Vice President, Corporate Development | Email: rhuang@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 12-APR-23